Exhibit 2.2.1

FIRST AMENDMENT TO SIDOTI & COMPANY, LLC

OPERATING AGREEMENT

THIS FIRST AMENDMENT TO OPERATING AGREEMENT ("Amendment") is dated as of December 30, 1999 and entered into by and among the Sidoti Family Trust dated March 1, 1999 (the "Trust"), as a withdrawing Member, Peter Sidoti ("Sidoti"), as a withdrawing Member, and Sidoti Holding Company, LLC, a Delaware limited liability company (the "Holding Company"), as the new sole Member of Sidoti & Company, LLC, a Delaware limited liability company (the "Company").

R E C I T A L S:

A.          The Company has been formed and continued as a limited liability company under the laws of the State of Delaware pursuant to that certain Operating Agreement dated March 1, 1999 (the "Agreement").

B.          Pursuant to that certain Assignment of Membership Interest dated December 30, 1999, the Trust and Sidoti, as the sole members of the Company, have each contributed all of their respective membership interests in the Company to the Holding Company. The Trust, Sidoti and the Holding Company now desire to amend the Agreement to reflect the withdrawal of the Trust and Sidoti as Members and to admit the Holding Company as the sole Member of the Company.

C.          As of the date hereof, the Holding Company owns a 100% Participating Percentage in the Company, as the sole Member of the Company.

NOW, THEREFORE, in consideration of the foregoing, of the mutual promises contained herein, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties, intending to be legally bound, hereby amend the Agreement as follows:

1.	The Trust hereby withdraws from the Company as a Member.

2.	Sidoti hereby withdraws from the Company as a Member.

3.	The Holding Company is hereby admitted to the Company as the sole Member with a 100% Participating Percentage with all of the rights and obligations of the a Member set forth in the Agreement.

4.	From and after the date hereof, the Holding Company shall be the Manager in lieu of Sidoti;

5.	The parties hereto acknowledge and agree that Sidoti and the Trust have made cash capital contributions to the Company pursuant to the terms of Article 6 of the

Agreement in approximately the amounts of $1,800,000 and $200,000, respectively; no portion of which shall be considered or deemed for any purpose to be a loan.

6.	The execution of this Agreement by James P. Sidoti as trustee of the Trust (the "Trustee") to by the Trustee not individually but solely as trustee of the Trust, in the exercise of the authority invested in the Trustee. It is expressly understood and agreed that nothing contained in this Agreement shall be construed as creating any liability on the Trustee personally to pay any amounts required to be paid hereunder, or to perform any covenant, either express or implied, contained herein, all such liability, if any, being expressly waived by the parties hereto by their execution hereof.

IN WITNESS WHEREOF, the Trust and Sidoti have executed this Amendment as of the date set forth hereinabove.

Withdrawing Member:

Sidoti Family Trust dated March 1, 1999

By:	/s/ James Sidoti
	Name:	James Sidoti
	Title:	Trustee

Withdrawing Member:

Peter Sidoti

/s/ Peter Sidoti
Peter Sidoti

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The Holding Company hereby accepts admittance to the Company as the sole Member with a 100% Participating Percentage pursuant to the terms and conditions set forth in the Agreement, as amended by this Amendment.

Sidoit Holding Company, LLC, a Delaware
limited liability company

By:	/s/ Peter Sidoti
Name: Peter Sidoti
Title: President

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